FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 16, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS to Acquire Sistema Telecom

November 16, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces its plans to acquire 100% of Sistema Telecom LLC (“Sistema Telecom”), a non-operating subsidiary of JSFC Sistema (“Sistema” — LSE: SSA) following the signing of a non-binding indicative offer. The acquisition price is RUB 11.59 billion ($379.01 million(1)). In addition, MTS will assume debt considerations totaling RUB 1.80 billion ($58.93 million), which include the settlement of RUB 1.35 billion ($44.04 million) in debts between MTS subsidiaries and Sistema Telecom.

The completion of the transaction is contingent upon the recommendation of the Special Committee of Independent Directors of MTS’ Board of Directors, approval by the MTS Board of Directors and additional approvals from Sistema’s Extraordinary General Shareholder Meeting and the Federal Antimonopoly Service (FAS). The acquisition is expected to be completed by year’s end. Earlier, MTS filed an application with FAS seeking permission to acquire Sistema Telecom.

Sistema Telecom’s key assets at the time of the acquisition will consist of: a 45% stake in TS-Retail, where presently MTS holds a controlling 55% interest; certain promissory notes previously issued by MTS(2) in the amount of RUB 2.00 billion ($65.50 million); and property rights in respect of the group of trademarks, including the distinctive “egg” trademarks of MTS, Comstar-UTS and MGTS(3). Currently, MTS pays a royalty fee to Sistema Telecom of 0.16% of the annual revenues by reference to the Company’s Russian operations for the use of the “egg” logo. According to MTS’ FY 2009 Form 20-F filed with the US Securities and Exchange Commission in 2010, MTS paid aggregate royalties in excess of $41.00 million to Sistema Telecom during financial years 2007, 2008 and 2009. Certain other MTS subsidiaries including Comstar-UTS and MGTS have similar agreements with Sistema Telecom for use of the distinctive “egg” logo.

Mr. Mikhail Shamolin, President and CEO of MTS, commented, “As our markets continue to develop, we feel it is critically important to control the key assets we use to serve our customers. As MTS’ brand is extended every day through new and innovative services, we feel it is only logical to acquire full control of our logos and trademarks to ensure that all shareholders benefit equally in our brand’s further development.”

The valuation of Sistema Telecom is being conducted by ING Bank, an independent financial advisor to the MTS Special Committee. ING Bank will provide a fairness opinion. Ernst & Young is charged by MTS to provide due diligence services, while Latham & Watkins is serving as legal counsel to the Special Committee.

The “egg” family of trademarks was first introduced by Sistema Telecom in May 2006 as part of the rebranding program of telecommunications assets controlled by Sistema. In April 2010, MTS was ranked No.72 in the BRANDZ™ Top 100 Most Powerful Brands, an independent ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm. MTS was the first Russian company to join the ranks of the most powerful brands in the world in 2008 and remains the highest ranked brand in Russia.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

(1)         According to the average exchange rate of 30.57 RUB/USD for the 60-day period from September 4, 2010 to November 4, 2010. All U.S. dollar amounts in the press release provided for reference using the 30.57 RUB/USD exchange rate.

(2)         The promissory notes were issued by MTS and partly by its subsidiary Rosico CJSC to finance the development of the Company’s GSM network in Russia back in 2001. Rosico was consolidated into MTS in 2001.

(3)         Public Joint Stock Company Moscow City Telephone Network (“MGTS”).

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 105.2 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: November 16, 2010